  Exhibit 99.1

High Tide Announces Voting Results of Annual General and Special Meeting of Shareholders

CALGARY, AB, May 30, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today the voting results from its annual general and special meeting of shareholders of the Company held on May 29, 2025 (the "Meeting"). Each nominee listed in the Company's management information circular dated April 17, 2025, was elected as a director of the Company.

Each of the following five nominees proposed by management was elected as a director of the Company. The results of such vote were as follows:

NOMINEE	VOTES FOR		VOTES WITHHELD
	Number	%	Number	%
Harkirat ("Raj") Grover	16,429,716	99.54%	72,250	0.46%
Nitin Kaushal	16,325,592	99.52%	79,374	0.48%
Arthur Kwan	16,315,972	99.46%	88,994	0.54%
Christian Sinclair	16,291,469	98.71%	213,497	1.29%
Andrea Elliott	16,330,106	99.54%	74,859	0.46%

In addition, at the Meeting, shareholders approved (i) fixing the board of directors (the "Board") at five; (ii) appointing Davidson & Company LLP as the Company's auditor for the ensuing year and authorizing the board to fix their compensation, and (iii) the approval of the Shareholder Rights Plan approved by the board on April 9, 2025. The results of such votes were as follows:

Resolution	VOTES FOR		VOTES WITHHELD		VOTES AGAINST
	Number	%	Number	%	Number	%
Fixing the Board at Five	16,473,398	99.81%	-	-	31,568	0.19%
Appointment of Davidson & Company LLP as the Auditors	16,416,170	99.46%	88,795	0.54%	-	-
Approval of Shareholder Rights Plan	11,145,702	67.94%	-	-	5,258,613	32.06%

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 200 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

______________________________
[1] As reported by ATB Capital Markets based on store counts as of February 6, 2025

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 30-MAY-25